May 8, 2006

Mr. Steven Jacobs

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE: Inland Western Retail Real Estate Trust, Inc. Form 10-K for the year ended December 31, 2005 – File No. 000-51199

Dear Mr. Jacobs:

On behalf of Inland Western Retail Real Estate Trust, Inc. (the “Company”), set forth below is the Company’s response to your comments contained in your letter dated April 26, 2006 relating to the above-referenced Form 10-K.

SEC Comment:

Cover Page, page 1

1.

We note that you have indicated by check mark that you are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. It is unclear to us how you determined that you meet the definition of a well-known seasoned issuer. Please advise or confirm that you do meet this status and that you will adjust your indication of such status, as appropriate, in future filings.

Company Response:

Pursuant to paragraph 1 of the definition of well-known seasoned issuer in Rule 405 of the Securities Act, the Company meets all the registrant requirements of General Instruction I.A. of Form S-3 and, as of a date within 60 days of the determination date, had a worldwide market value of its voting and non-voting common equity held by nonaffiliates of $700 million or more.  The Company is not an ineligible issuer as defined in Rule 405 of the Securities Act, is not an asset-backed issuer as defined in Item 1101 of Regulation AB, and is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940.

Although the Company’s common stock is not currently publicly-traded on a securities exchange, and therefore does not have a readily-identifiable market value in the traditional sense, the Company has issued to the public in offerings registered under the Securities Act in excess of 400 million shares of its common stock, all of which was issued at an offering price in excess of $9.00 per share.  As indicated on the cover page of the Company’s Form 10-K, the Company has determined that it has an aggregate market value of the voting and non-voting common shares held by non-affiliates of the Company of $3,571,892,750 at June 30, 2005.

SEC Comment:

Capital Resources, pages 31 to 32

2.

It appears that your distributions declared exceeded cash provided by operations during each historical period. Please revise your disclosure to quantify the deficiency and adequately explain how the deficiency was funded in each period.

Company Response:

Our disclosure will be revised in future filings to compare the cash flow provided by operations during each historical period to the distributions declared, quantify the deficiency and explain how the deficiency was funded.

An example of how the table will be presented is as follows:

The following table provides a summary of cash flows provided by operations compared to distributions declared for each of the three annual periods and comparative two quarters:

	2005	2004	2003
Cash flows provided by operations	$204,315	60,495	724

Distributions Declared	223,716	64,992	1,286

Excess (Deficiency)	(19,401)	(4,497)	(562)

		Q1 2006	Q1 2005
Cash flows provided by operations	$,	74,592	43,213

Distributions Declared		(70,335)	(39,059)

Excess (Deficiency)		4,257	4,154

Distributions declared exceeded cash provided by operations during each annual period.   For 2003, the deficiency was funded through advances from our sponsor.  For 2004 the deficiency was funded through advances from and forgiveness of advances from our sponsor and payments under master lease agreements.   For 2005, the deficiency was funded through payments under master lease agreements and cash provided from financing activities. For each of the comparative two quarters cash flows from operations exceeded distributions declared.

3.

We note your disclosure of Total Cash Available Before Distributions. We believe this measure is a non-GAAP measure.   In future filings, please expand your disclosure to meet the requirements under Item 10(e) of Regulation S-K for non-GAAP measures. Additionally, please apply this comment to the disclosure of this same measure on page 22 of your filing.

Company Response:

In response to Comment 2 above, we will revise the tables on page 22 and page 32, to remove disclosure of the non-GAAP measure.

SEC Comment:

Contractual Obligations, page 36

4.

Revise your disclosure in future filings to address purchase obligations pursuant to Item 303 of Regulation S-K.  Please clarify whether obligations to related parties for advisor asset management fees and property management fees will be included within your chart or whether you will add appropriate disclosure for such obligations.

Company Response:

Our future filings will address purchase obligations pursuant to Item 303 of Regulation S-K.  In addition, we will include the following disclosure related to our advisor asset management and property management arrangements:

We have contractual obligations to related parties for asset management and property management services.  Fees for these services are calculated based on assets owned and revenue received during future periods and, as a result, future amounts can not be determined at this time

SEC Comment:

Organization and Basis of Accounting, page 53

5.

We note that you have consolidated certain assets where your ownership interest exceeded 50% and where your joint venture partner is exclusively entitled to the economic benefits of these assets. Your disclosure indicates that you consider these assets restricted. In addition, we note that you have other unconsolidated joint venture assets, disclosed on page 66, in which you consider the assets restricted for the similar purpose. Please help us to understand your business purpose for entering into joint venture arrangements where you hold significant ownership interest and yet have no interest in the economic benefits from the investment. In the case of the consolidated joint ventures, please advise us of how you account for the operations of these joint ventures within your consolidated statements of operations.

Company Response:

The business purpose for entering into these joint venture arrangements was consistent with our objective of acquiring shopping center properties.  These transactions were structured to accommodate the objective of the seller to enter into tax free exchange transactions. In that regard, at the inception of the joint venture arrangements the Company contributed cash and the joint venture partner contributed shopping center properties to the joint ventures (SC Joint Ventures). Rather than distributing the cash to the joint venture partner, the cash was retained in escrow by the joint ventures for the benefit of the joint venture partner.  At the direction of the joint venture partner, the cash was subsequently invested in other joint ventures (Additional Joint Ventures).   For financial reporting purposes, the SC Joint Ventures and two of the Additional Joint Ventures are consolidated and five of the Additional Joint Ventures are accounted for using the equity method of accounting.  Since the Company has a highly subordinated interest in the Additional Joint Ventures, all net income or loss form these investments has been allocated to the joint venture partner and reflected in minority interest.  We have disclosed the Additional Joint Ventures as “restricted” to inform readers of the financial statements that these assets will, in all likelihood, benefit the joint venture partner (minority interest holder) and not the Company.

In future filings our disclosure will remove references to “exclusively” as it relates to the economic benefits of the Additional Joint Ventures and will be replaced with references to the Company’s subordinated position in the economic benefits of these assets.

SEC Comment:

Real Estate, page 55

6.

We note the significant level of acquisitions made and request that you apply the requirements of paragraph 54 of SFAS 141, as appropriate, in future filings.

Company Response:

We believe that paragraph 54 of SFAS 141 applies to the acquisition of a business and not real estate property.  To date we have not entered into any business combinations, rather, our acquisitions have consisted solely of real estate properties.  As a result, we do not believe the requirements of paragraph 45 are applicable to us.

SEC Comment:

Partially-owned Entities, page 56

7.

We note your disclosure that you consolidated entities (in the absence of other factors when determining control) when you own over 50% of the voting shares of another entity. We further note from your disclosure of unconsolidated joint ventures on page 66 that you do have at least one instance where you have not consolidated an entity where your ownership interest exceeded 50%. Please advise us how you determined not to consolidate the joint venture entity in which you own a 66.67% interest and expand in your policy disclosure in future filings to further disclose the type of circumstances under which you will not consolidate an entity in which you have a majority ownership interest.

Company Response:

As you noted, our disclosure indicates that we consolidate entities (in the absence of other factors in determining control) when we own over 50% of the voting shares of another entity. The reference to our interest in “voting shares” should and will be revised to indicate “ownership interest” as our ownership interests do not necessarily provide voting rights.

There are other factors that would preclude us from consolidating an entity even in cases in which we own greater than 50% of the ownership interest. One such factor is our decision-making abilities with regards to the entities’ major decisions. In the case of the unconsolidated joint venture on page 66 in which we own a 66.67% interest, the decision-making abilities of the entity are not dependent upon any of the members’ ownership interests in the entity, but rather, according to the joint venture documents, are granted solely to the managing member of the entity. We are not the managing member. Therefore, we are a non-controlling member and should account for our investment under the equity method under the guidance of SOP 78-9. In future filings we will clarify our policy disclosure to include examples such as this of circumstances in which we would not consolidate an entity when we have a majority ownership interest..

SEC Comment:

Transactions with Affiliates, pages 59-61

8.

We note your disclosure of the offering costs incurred and do not understand why such amounts do not agree with those amounts reported on the consolidated statements of stockholders’ equity.   Please advise.

Company Response:

The first sentence of the second paragraph of Note 3 on page 58 indicates that offering costs totaled $457,007 as of December 31, 2005 and $234,014 as of December 31, 2004. Referring to the consolidated statements of stockholders’ equity on pages 47 and 48, please note that the sum of offering costs incurred in 2003 ($22,145) and 2004 ($211,869) equals $234,014 as disclosed. In addition, the sum of offering costs incurred in 2003 ($22,145), 2004 ($211,869) and 2005 ($222,993) equals $457,007 as disclosed.

9.

We note your disclosures concerning Inland American Real Estate Trust, Inc., an affiliate. Please tell us if you have determined whether or not Inland American Real Estate Trust, Inc. is a variable interest entity and, if so, how you evaluated this entity under FIN46R. Additionally, help us to understand how you have accounted for the arrangement whereby Inland Western Retail Real Estate Trust, Inc. guarantees financings for Inland American Real Estate Trust, Inc. under FIN 45.

Company Response:

The Company has no investment in  Inland American Real Estate Trust, Inc. but rather an investment in a subsidiary of Inland American Real Estate Trust, Inc., Minto Builders (Florida), Inc. (MB REIT).  The Company evaluated it investment in MB REIT under FIN 46R and determined that MB REIT was a variable interest entity and the Company was not the primary beneficiary.  We will add this disclosure in future filings.

The Company assessed the accounting for the guarantee arrangements whereby the Company guarantees financings for Inland American Real Estate Trust, Inc. under FIN 45 and recorded the fair value of the guarantees $100,000 and is amortizing the liability over the guarantee period of one year.  The nature of the guarantee is a guarantee of non-performance or fraud and expires at such time as Inland American Real Estate Trust, Inc. reaches a net worth of $300 million which, we understand, occurred in April 2006.  The fair value of these guarantees is not material to our financial statements.

SEC Comment:

Marketable Securities, page 61

10.

We note from the table that unrealized losses on available for sale securities totaled $3,898,000. Please help us to understand why this amount does not agree to the loss of $1,404,000 reported on page 48 given that all unrealized losses appear to relate to securities held less than 12 months.

Company Response:

Based upon our understanding of the disclosure requirements as set forth in EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, the table on page 62 presents the sum of the unrealized losses on each of our investment positions which have been in an unrealized loss position for less than 12 months. The net unrealized loss presented in the consolidated statement of stockholders’ equity on page 48 is net of the unrealized gain on securities which are in an unrealized gain position. Individual securities in unrealized gain positions are not presented in the table on page 62, and therefore the amounts will not equal one another.

Further to you letter dated April 26, 2006, the Company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the response above addresses the comment contained in your letter dated April 26, 2006. If you have any questions regarding the above response, please call me at 630-645-7241.

Thank you for your prompt attention to this matter.

Very truly yours,

Steven P. Grimes

Chief Financial Officer

Cc:

David Kaufman, Duane Morris LLP

John Lindell, KPMG LLP

Michael Podboy, KPMG LLP